Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-275151
Issuer Free Writing Prospectus dated February 1, 2024

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
FINAL TERM SHEET
$100,000,000
7.125% FIXED-TO-FIXED RESET RATE SUBORDINATED NOTES DUE 2053
(SUBORDINATED DEFERRABLE INTEREST NOTES)

Security:	7.125% Fixed-to-Fixed Reset Rate Subordinated Notes due 2053 (Subordinated Deferrable Interest Notes) (the “Notes”)

Issuer:	National Rural Utilities Cooperative Finance Corporation (the “Company”)

Principal Amount:	$100,000,000

The Notes constitute an additional issuance of the Company's 7.125% Fixed-to-Fixed Reset Rate Subordinated Notes due 2053, $300,000,000 of which were previously issued on May 26, 2023 and are currently outstanding

Expected Security Ratings:	A3 (Stable) / BBB (Stable) / BBB+ (Stable) (Moody's / S&P / Fitch)

Trade Date:	February 1, 2024

Settlement Date:	February 8, 2024 (T+5)

Public Offering Price:	103.5% of Principal Amount plus accrued interest of $2,830,208.33 in the aggregate from September 15, 2023 to the Settlement Date

Maturity Date:	September 15, 2053 (unless redeemed by the Company as described below under “Optional Redemption”)

Ranking:	The Notes will be unsecured and will rank subordinate in right of payment to all of the Company’s current and future senior indebtedness. The Notes will be senior to the Company’s members’ subordinated certificates. The Notes will rank equal in right of payment and upon liquidation to the Company’s outstanding subordinated deferrable debt and any other equally-ranked subordinated debt the Company may issue.

Interest Rate:	From and including the Settlement Date to, but excluding, September 15, 2028 (the “First Reset Date”), at an annual rate of 7.125%.

From and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement), at an annual rate equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus a spread of 3.533%, to be reset on each Reset Date.

Interest Payment Dates:	March 15 and September 15 beginning March 15, 2024

Optional Interest Deferral:	So long as no event of default (as defined in the Preliminary Prospectus Supplement) with respect to the Notes has occurred and is continuing, the Company may, at its option, defer interest payments on the Notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus Supplement) of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus Supplement) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes or end on a day other than the day immediately preceding an Interest Payment Date. No interest will be due or payable on the Notes during any such Optional Deferral Period, subject to certain exceptions described in the Preliminary Prospectus Supplement. The Company may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Notes) and to shorten the length of any Optional Deferral Period. The Company cannot begin a new Optional Deferral Period until it has paid all accrued and unpaid interest on the Notes from any previous Optional Deferral Periods. During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law.

Certain Restrictions During Optional Deferral Period:	During an Optional Deferral Period, the Company may not declare or pay any interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members’ subordinated certificates.

Optional Redemption:
The Company may, at its option, redeem the Notes:

•in whole or from time to time in part, on any day during any Par Call Period at a redemption price in cash equal to 100% of the principal amount of Notes to be redeemed; or

•in whole but not in part, at any time within 120 days after a Tax Event (as defined in the Preliminary Prospectus Supplement), at a redemption price in cash equal to 100% of the principal amount of Notes to be redeemed; or

•in whole but not in part, at any time within 120 days after a Rating Agency Event (as defined in the Preliminary Prospectus Supplement), at a redemption price in cash equal to 102% of the principal amount of Notes to be redeemed plus, in each case, all accrued and unpaid interest on the Notes to be redeemed to, but excluding, such redemption date.

Par Call Period:	With respect to any Reset Date, including the First Reset Date, the period from and including the June 15 immediately preceding such Reset Date through and including such Reset Date.

Reset Date:	The First Reset Date and September 15 of every fifth year after 2028

Denominations:	$2,000 and any integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	637432 PB5 / US637432PB56

Sole Book-Running Manager:	Mizuho Securities USA LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about February 8, 2024 which is the fifth trading day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing or the next two succeeding business days may be affected by the T+5 settlement. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403.